Pricing supplement no. 522
*To prospectus dated December 1, 2005,
prospectus supplement dated October 12, 2006 and
product supplement no. 34-V dated February 7, 2007*

Registration Statement No. 333-130051
Dated June 26, 2007;
Rule 424(b)(2)



Structured Investments	JPMorgan Chase & Co. **$679,000 (AMR) $462,000 (LVLT) $140,000 (NYX) $1,020,000 (SUNW) $1,707,000 (YHOO)** **Reverse Exchangeable Notes due December 28, 2007** **Each Linked to the Common Stock of a Different Single Reference Stock Issuer**

General

- This pricing supplement relates to five (5) separate note offerings. Each issue of offered notes is linked to one, and only one, Reference Stock. You may participate in any of the five (5) note offerings or, at your election, in two or more of the offerings. This pricing supplement does not, however, allow you to purchase a note linked to a basket of some or all of the Reference Stocks described below.
- The notes are designed for investors who seek an interest rate that is higher than the current dividend yield on the applicable Reference Stock or the yield on a conventional debt security with the same maturity issued by us or an issuer with a comparable credit rating. Investors should be willing to forgo the potential to participate in the appreciation of the applicable Reference Stock, be willing to accept the risks of owning the common stock of the applicable Reference Stock issuer, and be willing to lose some or all of their principal at maturity.
- Investing in the notes is not equivalent to investing in the shares of an issuer of any of the Reference Stocks.
- Each issue of offered notes will pay interest monthly at the fixed rate specified for that issue below. However, **the notes do not guarantee any return of principal at maturity. Instead, the payment at maturity will be based on the Final Share Price of the applicable Reference Stock and whether the closing price of the applicable Reference Stock has declined from the applicable Initial Share Price by more than the applicable Protection Amount during the Monitoring Period, as described below.**
- Payment at maturity for each $1,000 principal amount note will be either a cash payment of $1,000 or delivery of shares of the applicable Reference Stock (or, at our election, the Cash Value thereof), in each case, together with any accrued and unpaid interest, as described below.
- Minimum denominations of $1,000 and integral multiples thereof.

Key Terms

Payment at Maturity:	The payment at maturity, in excess of any accrued and unpaid interest, is based on the performance of the applicable Reference Stock. You will receive $1,000 for each $1,000 principal amount note, plus any interest accrued and unpaid to the final Interest Payment Date, *unless*: (1) the applicable Final Share Price is less than the applicable Initial Share Price; *and* (2) on any day during the Monitoring Period, the **closing price** of the applicable Reference Stock has declined, as compared to the applicable Initial Share Price, by more than the applicable Protection Amount. If the conditions described in both (1) and (2) are satisfied, at maturity you will receive, in addition to any accrued and unpaid interest, instead of the principal amount of your notes, the number of shares of the applicable Reference Stock equal to the applicable Physical Delivery Amount (or, at our election, the Cash Value thereof). Fractional shares will be paid in cash. **The market value of the Physical Delivery Amount or the Cash Value thereof will most likely be substantially less than the principal amount of your notes, and may be zero.**
Maturity Date:	December 28, 2007*
Pricing Date:	June 26, 2007
Settlement Date:	On or about June 29, 2007
Observation Date:	December 24, 2007*
Interest Payment Date:	Interest on the notes will be payable monthly in arrears on the 29th calendar day of each month, except for the final interest payment, which shall be payable on the Maturity Date (each such date, an "Interest Payment Date"), commencing on July 29, 2007, to and including the Maturity Date. See "Selected Purchase Considerations — Monthly Interest Payments" in this pricing supplement for more information.
Monitoring Period:	The period from the Pricing Date to and including the Observation Date.
Physical Delivery Amount:	The number of shares of the applicable Reference Stock, per $1,000 principal amount note, equal to $1,000 divided by the applicable Initial Share Price, subject to adjustments.
Cash Value:	For each Reference Stock, the amount in cash equal to the product of (1) $1,000 divided by the Initial Share Price of such Reference Stock and (2) the Final Share Price of such Reference Stock, subject to adjustments.
Initial Share Price:	The closing price of the applicable Reference Stock on the Pricing Date. The Initial Share Price is subject to adjustments in certain circumstances. See "Description of Notes — Payment at Maturity" and "General Terms of Notes — Anti-dilution Adjustments" in the accompanying product supplement no. 34-V for further information about these adjustments.
Final Share Price:	The closing price of the applicable Reference Stock on the Observation Date.

	Page Number	Ticker Symbol	Principal Amount	Interest Rate	Protection Amount	Initial Share Price	CUSIP	Approximate Monthly Coupon	Approximate Tax Allocation of Monthly Coupon per $1,000 Principal Amount Note†	
									Interest on Deposit	Put Premium
AMR Corporation	PS-3	AMR	$1,000	10.00% (equivalent to 20.00% per annum)	20% of the Initial Share Price	$25.53	48123JD48	$16.67	26.55%	73.45%
Level 3 Communications, Inc.	PS-5	LVLT	$1,000	8.00% (equivalent to 16.00% per annum)	20% of the Initial Share Price	$5.81	48123JC72	$13.33	33.19%	66.81%
NYSE Euronext	PS-7	NYX	$1,000	5.50% (equivalent to 11.00% per annum)	20% of the Initial Share Price	$72.82	48123JC23	$9.17	48.27%	51.73%
Sun Microsystems, Inc.	PS-9	SUNW	$1,000	6.00% (equivalent to 12.00% per annum)	20% of the Initial Share Price	$5.01	48123JC49	$10.00	44.25%	55.75%
Yahoo! Inc.	PS-11	YHOO	$1,000	6.00% (equivalent to 12.00% per annum)	20% of the Initial Share Price	$27.71	48123JC98	$10.00	44.25%	55.75%

* Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 34-V.

† Based on one reasonable treatment of the notes, as described herein under "Selected Purchase Considerations — Tax Treatment as a Unit Comprising a Put Option and a Deposit" and in the accompanying product supplement no. 34-V under "Certain U.S. Federal Income Tax Consequences" on page PS-24.

Investing in the Reverse Exchangeable Notes involves a number of risks. See "Risk Factors" beginning on page PS-6 of the accompanying product supplement no. 34-V and "Selected Risk Considerations" beginning on page PS-2 of this pricing supplement.

Neither the SEC nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us
AMR Corporation			
Per note	$1,000	$29.50	$970.50
Total	$679,000	$20,030.50	$658,969.50
Level 3 Communications, Inc.			
Per note	$1,000	$42.20	$957.80
Total	$462,000	$19,496.40	$442,503.60
NYSE Euronext			
Per note	$1,000	$42.40	$957.60
Total	$140,000	$5,936	$134,064
Sun Microsystems, Inc.			
Per note	$1,000	$31.70	$968.30
Total	$1,020,000	$32,334	$987,666
Yahoo! Inc.			
Per note	$1,000	$27.40	$972.60
Total	$1,707,000	$46,771.80	$1,660,228.20

(1) J.P. Morgan Securities Inc., whom we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive commissions of $29.50, $42.20, $42.40, $31.70 and $27.40 per $1,000 principal amount note for notes linked to the common stock of AMR Corporation, Level 3 Communications, Inc., NYSE Euronext, Sun Microsystems and Yahoo! Inc., respectively, and will use a portion of such commissions to pay selling concessions to other dealers of approximately $22.25, $28.62, $28.70, approximately $23.36 and approximately $21.18 per $1,000 principal amount note linked to the common stock of AMR Corporation, Level 3 Communications, Inc., NYSE Euronext, Sun Microsystems and Yahoo! Inc., respectively. The concessions of approximately $22.25, $28.62, $28.70, approximately $23.36 and approximately $21.18 per $1,000 principal amount note for notes linked to the common stock of AMR Corporation, Level 3 Communications, Inc., NYSE Euronext, Sun Microsystems and Yahoo! Inc., respectively, include concessions allowed to selling dealers and concessions allowed to an arranging dealer. See "Underwriting" beginning on page PS-29 of the accompanying product supplement no. 34-V.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

This pricing supplement relates to five (5) separate note offerings. Each issue of offered notes is linked to one, and only one, Reference Stock. The purchaser of a note will acquire a security linked to a single Reference Stock (not to a basket or index that includes another Reference Stock). You may participate in any of the five (5) note offerings or, at your election, in two or more of the offerings. We reserve the right to withdraw, cancel or modify any offering and to reject orders in whole or in part. While each note offering relates only to a single Reference Stock identified on the cover page, you should not construe that fact as a recommendation of the merits of acquiring an investment linked to that Reference Stock (or any other Reference Stock) or as to the suitability of an investment in the notes.

You should read this pricing supplement together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 34-V dated February 7, 2007. **This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet dated June 4, 2007, as well as the supplemental term sheet dated June 6, 2007 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 34-V, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 34-V dated February 7, 2007:
  http://www.sec.gov/Archives/edgar/data/19617/000089109207000412/e26253_424b2.pdf
- Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf
- Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the "Company," "we," "us" or "our" refers to JPMorgan Chase & Co.

Selected Purchase Considerations

- **THE NOTES OFFER A HIGHER INTEREST RATE THAN THE YIELD ON DEBT SECURITIES OF COMPARABLE MATURITY ISSUED BY US OR AN ISSUER WITH A COMPARABLE CREDIT RATING** — The notes will pay interest at an Interest Rate depending upon the applicable Reference Stock, as indicated on the cover of this pricing supplement. We believe that the applicable interest rate is higher than the yield received on debt securities of comparable maturity issued by us or an issuer with a comparable credit rating. Because the notes are our senior unsecured obligations, any interest payment or any payment at maturity is subject to our ability to pay our obligations as they become due.

- **MONTHLY INTEREST PAYMENTS** — The notes offer monthly interest payments at the applicable Interest Rate set forth on the cover of this pricing supplement. Interest will be payable monthly in arrears on the 29th calendar day of each month, except for the final interest payment, which shall be payable on the Maturity Date (each such date, an "Interest Payment Date"), commencing July 29, 2007 up to and including the Maturity Date, to the holders of record at the close of business on the date 15 calendar days prior to the applicable Interest Payment Date. If an Interest Payment Date is not a Business Day, payment shall be made on the next Business Day immediately following such day, but no additional interest will accrue as a result of the delayed payment. For example, the monthly interest payment due in July 2007 shall be payable on July 30, 2007.

- **THE NOTES DO NOT GUARANTEE THE RETURN OF YOUR PRINCIPAL** — Your return of principal at maturity is protected if the applicable Final Share Price does not decline from the applicable Initial Share Price or the closing price of the applicable Reference Stock does not decline, as compared to the applicable Initial Share Price, by more than the applicable Protection Amount on any day during the Monitoring Period. **However, if the applicable Final Share Price declines from the applicable Initial Share Price and the closing price of the applicable Reference Stock on any day during the Monitoring Period has declined by more than the applicable Protection Amount, you could lose the entire principal amount of your notes.**

- **TAX TREATMENT AS A UNIT COMPRISING A PUT OPTION AND A DEPOSIT** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 34-V. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, it is reasonable to treat the notes as a unit comprising a Put Option and a Deposit for U.S. federal income tax purposes. Of the applicable monthly coupon amount for each $1,000 principal amount note, we intend to treat the applicable amounts specified on the cover of this pricing supplement as interest on the Deposit and as Put Premium, respectively. By purchasing the notes, you agree to treat the notes for U.S. Federal income tax purposes consistently with our treatment as described above. Assuming this characterization is respected, amounts treated as interest on the Deposit will be taxed as ordinary income while receipt of the Put Premium will not be taxable to you prior to maturity or sale. However, there are other reasonable treatments that the Internal Revenue Service or a court may adopt, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. Purchasers who are not initial purchasers of notes at the issue price should consult their tax advisers with respect to the tax consequences of an investment in the notes, including possible alternative characterizations, as well as the allocation of the purchase price of the notes between the Deposit and the Put Option.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in any of the Reference Stocks. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 34-V dated February 7, 2007.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The notes do not guarantee any return of principal. The payment at maturity will be based on the applicable Final Share Price and whether the closing price of the applicable Reference Stock has declined from the applicable Initial Share Price by more than the applicable Protection Amount on any day during the Monitoring Period. Under certain circumstances, you will receive at maturity a predetermined number of shares of the applicable Reference Stock (or, at our election, the Cash Value thereof). The market value of those shares of the applicable Reference Stock or the Cash Value thereof will most likely be less than the principal amount of each note and may be zero. **Accordingly, you could lose up to the entire principal amount of your notes.**

- **YOUR PROTECTION MAY TERMINATE ON ANY DAY DURING THE TERM OF THE NOTES** — If, on any day during the Monitoring Period, the closing price of the applicable Reference Stock declines below the applicable Initial Share Price minus the applicable Protection Amount, you will at maturity be fully exposed to any depreciation in the applicable Reference Stock. We refer to this feature as a contingent buffer. Under these circumstances, *and* if the applicable Final Share Price is less than the applicable Initial Share Price, you will receive at maturity a predetermined number of shares of the applicable Reference Stock (or, at our election, the Cash Value thereof) and, consequently, you will lose 1% of the principal amount of your investment for every 1% decline in the applicable Final Share Price compared to the applicable Initial Share Price. You will be subject to this potential loss of principal even if the price of the applicable Reference Stock subsequently recovers such that the applicable Final Share Price closes at a level above the applicable Initial Share Price minus the applicable Protection Amount. If these notes had a non-contingent buffer feature, under the same scenario, you would have received the full principal amount of your notes plus accrued and unpaid interest at maturity. As a result, your investment in the notes may not perform as well as an investment in a security with a return that includes a non-contingent buffer.

- **YOUR RETURN ON THE NOTES IS LIMITED TO THE PRINCIPAL AMOUNT PLUS ACCRUED INTEREST REGARDLESS OF ANY APPRECIATION IN THE VALUE OF THE APPLICABLE REFERENCE STOCK** — Unless (i) the applicable Final Share Price is less than the applicable Initial Share Price and (ii) on any day during the Monitoring Period, the closing price of the applicable Reference Stock has declined, as compared to the applicable Initial Share Price, by more than the applicable Protection Amount, for each $1,000 principal amount note, you will receive $1,000 at maturity plus any accrued and unpaid interest, regardless of any appreciation in the value of the applicable Reference Stock, which may be significant. Accordingly, the return on the notes may be significantly less than the return on a direct investment in the applicable Reference Stock during the term of the notes.

- **NO OWNERSHIP RIGHTS IN THE APPLICABLE REFERENCE STOCK** — As a holder of the notes, you will not have any ownership interest or rights in the applicable Reference Stock, such as voting rights or dividend payments. In addition, the applicable Reference Stock issuer will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the applicable Reference Stock and the notes.

- **NO AFFILIATION WITH THE REFERENCE STOCK ISSUERS** — We are not affiliated with the issuers of the Reference Stocks. We assume no responsibility for the adequacy of the information about the Reference Stock issuers contained in this pricing supplement or in product supplement no. 34-V. You should make your own investigation into the Reference Stocks and their issuers. We are not responsible for the Reference Stock issuers' public disclosure of information, whether contained in SEC filings or otherwise.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to maturity could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be willing to hold your notes to maturity.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We and/or our affiliates may also currently or from time to time engage in business with the Reference Stock issuers, including extending loans to, or making equity investments in, such Reference Stock issuer(s) or providing advisory services to such Reference Stock issuer(s). In addition, one or more of our affiliates may publish research reports or otherwise express opinions with respect to the Reference Stock issuers and these reports may or may not recommend that investors buy or hold the Reference Stock(s). As a prospective purchaser of the notes, you should undertake an independent investigation of the applicable Reference Stock issuer that in your judgment is appropriate to make an informed decision with respect to an investment in the notes.

- **HEDGING AND TRADING IN THE REFERENCE STOCK** — While the notes are outstanding, we or any of our affiliates may carry out hedging activities related to the notes, including in the Reference Stocks or instruments related to such Reference Stock(s). We or our affiliates may also trade in the Reference Stocks or instruments related to Reference Stock(s) from time to time. Any of these hedging or trading activities as of the pricing date and during the term of the notes could adversely affect our payment to you at maturity.

- **MANY ECONOMIC AND MARKET FACTORS WILL INFLUENCE THE VALUE OF THE NOTES** – In addition to the value of the applicable Reference Stock and interest rates on any trading day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other and which are set out in more detail in product supplement no. 34-V.

Public Information

All information contained herein on the Reference Stocks and on the Reference Stock issuers is derived from publicly available sources and is provided for informational purposes only. Companies with securities registered under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, are required to periodically file certain financial and other information specified by the SEC. Information provided to or filed with the SEC by a Reference Stock issuer pursuant to the Exchange Act can be located by reference to the SEC file number provided below and can be accessed through www.sec.gov. We do not make any representation that these publicly available documents are accurate or complete. See "The Reference Stock" beginning on page PS-13 of the accompanying product supplement no. 34-V for more information.

AMR Corporation ("AMR")

According to its publicly available filings with the SEC, AMR Corporation, through its subsidiaries, operates American Airlines and American Eagle Airlines, offering scheduled jet service throughout North America, the Caribbean, Latin America, Europe and Asia. American Airlines also offers a wide range of freight and mail services to shippers throughout its system. The common stock of AMR Corporation, par value $1.00 per share, is registered under the Exchange Act and is listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of AMR Corporation in the accompanying product supplement no. 34-V. AMR's SEC file number is 001-08400.

Historical Information of the Common Stock of AMR

The following graph sets forth the historical performance of the common stock of AMR based on the weekly closing price (in U.S. dollars) of the common stock of AMR from January 4, 2002 through June 22, 2007. The closing price of the common stock of AMR on June 26, 2007 was $25.53. We obtained the closing prices and other information below from Bloomberg Financial Markets, without independent verification. The closing prices and this other information may be adjusted by Bloomberg Financial Markets for corporate actions such as public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

Since its inception, the price of the common stock of AMR has experienced significant fluctuations. The historical performance of the common stock of AMR should not be taken as an indication of future performance, and no assurance can be given as to the closing prices of the common stock of AMR during the term of the notes. We cannot give you assurance that the performance of the common stock of AMR will result in the return of any of your initial investment. We make no representation as to the amount of dividends, if any, that AMR will pay in the future. In any event, as an investor in the notes, you will not be entitled to receive dividends, if any, that may be payable on the common stock of AMR.



Examples of Hypothetical Payment at Maturity for a $1,000 Investment in the Notes Linked to the Common Stock of AMR

The following table illustrates hypothetical payments at maturity on a $1,000 investment in the notes linked to the common stock of AMR, based on a range of hypothetical Final Share Prices of the Reference Stock and assuming that the closing price of the Reference Stock declines in the manner set forth in the column titled "Hypothetical lowest closing price during the Monitoring Period." For this table of hypothetical payments at maturity, we have also assumed the following:

- the Initial Share Price: $25.50
- the Interest Rate: 10.00% (equivalent to 20.00% per annum)

- the Protection Amount: $5.10

Hypothetical lowest closing price during the Monitoring Period	Hypothetical Final Share Price	Payment at Maturity	Total Value of Payment Received at Maturity**
$25.50	$50.00	$1,000.00	$1,000.00
$12.75	$26.00	$1,000.00	$1,000.00
$25.50	$25.50	$1,000.00	$1,000.00
$20.40	$20.40	$1,000.00	$1,000.00
$12.75	$25.00	39 shares of the Reference Stock or the Cash Value thereof	$980.39
$12.75	$12.75	39 shares of the Reference Stock or the Cash Value thereof	$500.00
$5.00	$5.00	39 shares of the Reference Stock or the Cash Value thereof	$196.08
$0.00	$0.00	39 shares of the Reference Stock or the Cash Value thereof	$0.00

**Note that you will receive at maturity any accrued and unpaid interest in cash, in addition to either shares of the Reference Stock (or, at our election, the Cash Value thereof) or the principal amount of your note in cash. Also note that if you receive the Physical Delivery Amount, the total value of payment received at maturity shown in the table above includes the value of any fractional shares, which will be paid in cash.

The following examples illustrate how the total value of payments received at maturity set forth in the table above are calculated.

Example 1: The lowest closing price of the Reference Stock during the Monitoring Period was $12.75 but the Final Share Price is $26.00. Because the Final Share Price of $26.00 is greater than the Initial Share Price of $25.50, you will receive a payment at maturity of $1,000 per $1,000 principal amount note.

Example 2: The lowest closing price of the Reference Stock during the Monitoring Period was $12.75 and the Final Share Price is $25.00. Because the Final Share Price of $25.00 is less than the Initial Share Price of $25.50 and the closing price of the Reference Stock declined by more than the Protection Amount on at least one day during the Monitoring Period, you will receive the Physical Delivery Amount of shares of the Reference Stock, or at our election, the Cash Value thereof, at maturity. Because the Final Share Price of the Reference Stock is $25.00, the total value of your final payment at maturity, whether in cash or shares of the Reference Stock, is $980.39.

Example 3: The closing price of the Reference Stock between the Pricing Date and before the Observation Date does not reflect a decline of more than the Protection Amount. However, the closing price of the Reference Stock on the Observation Date is $12.75, a decline of more than the Protection Amount. Because the Final Share Price of $12.75 is less than the Initial Share Price of $25.50 and the Final Share Price has declined by more than the Protection Amount, you will receive the Physical Delivery Amount, or at our election, the Cash Value thereof, at maturity. Because the Final Share Price of the Reference Stock is $12.75, the total value of your final payment at maturity, whether in cash or shares of the Reference Stock, is $500.

Example 4: The Final Share Price of $20.40 is less than the Initial Share Price of $25.50 but does not decline by more than the Protection Amount and the closing price of the Reference Stock does not decline by more than the Protection Amount on any day during the Monitoring Period. Because the closing price of the Reference Stock has not declined by more than the Protection Amount, you will receive a payment at maturity of $1,000 per $1,000 principal amount note, even though the Final Share Price of $20.40 is less than the Initial Share Price of $25.50.

Regardless of the performance of the Reference Stock or the payment you receive at maturity, you will receive interest payments, for each $1,000 principal amount note, in the aggregate amount of $100.00 over the term of the notes. The actual number of shares of the Reference Stock, or the Cash Value thereof, you receive at maturity and the actual Protection Amount applicable to your notes may be more or less than the amounts displayed in this hypothetical and will depend in part on the Initial Share Price. On the Pricing Date, the Initial Share Price was $25.53, and the Protection Amount was $5.11, subject to adjustments.

Level 3 Communications, Inc. ("Level 3")

According to its publicly available filings with the SEC, Level 3 is a facilities-based provider of a broad range of integrated communications services, including transport and infrastructure, IP and data services, voice and Vyvx video and advertising distribution services. Level 3 is also engaged in coal mining in Montana and Wyoming through two 50%-owned joint ventures. The common stock of Level 3, par value $.01 per share, is registered under the Exchange Act and is listed on the NASDAQ Stock Market, which we refer to as the Relevant Exchange in the accompanying product supplement no. 34-V. Level 3's SEC file number is 000-15658.

Historical Information of the Common Stock of Level 3

The following graph sets forth the historical performance of the common stock of Level 3 based on the weekly closing price (in U.S. dollars) of the common stock of Level 3 from January 4, 2002 through June 22, 2007. The closing price of the common stock of Level 3 on June 26, 2007 was $5.81. We obtained the closing prices and other information below from Bloomberg Financial Markets, without independent verification. The closing prices and this other information may be adjusted by Bloomberg Financial Markets for corporate actions such as public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

Since its inception, the price of the common stock of Level 3 has experienced significant fluctuations. The historical performance of the common stock of Level 3 should not be taken as an indication of future performance, and no assurance can be given as to the closing prices of the common stock of Level 3 during the term of the notes. We cannot give you assurance that the performance of the common stock of Level 3 will result in the return of any of your initial investment. We make no representation as to the amount of dividends, if any, that Level 3 will pay in the future. In any event, as an investor in the notes, you will not be entitled to receive dividends, if any, that may be payable on the common stock of Level 3.



Examples of Hypothetical Payment at Maturity for a $1,000 Investment in the Notes Linked to the Common Stock of Level 3

The following table illustrates hypothetical payments at maturity on a $1,000 investment in the notes linked to the common stock of Level 3, based on a range of hypothetical Final Share Prices of the Reference Stock and assuming that the closing price of the Reference Stock declines in the manner set forth in the column titled "Hypothetical lowest closing price during the Monitoring Period." For this table of hypothetical payments at maturity, we have also assumed the following:

- the Initial Share Price: $5.80
- the Interest Rate: 8.00% (equivalent to 16.00% per annum)
- the Protection Amount: $1.16

Hypothetical lowest closing price during the Monitoring Period	Hypothetical Final Share Price	Payment at Maturity	Total Value of Payment Received at Maturity**
$5.80	$15.00	$1,000.00	$1,000.00
$2.90	$6.00	$1,000.00	$1,000.00
$5.80	$5.80	$1,000.00	$1,000.00
$4.64	$4.64	$1,000.00	$1,000.00
$2.90	$5.00	172 shares of the Reference Stock or the Cash Value thereof	$862.07
$2.90	$2.90	172 shares of the Reference Stock or the Cash Value thereof	$500.00
$1.00	$1.00	172 shares of the Reference Stock or the Cash Value thereof	$172.41
$0.00	$0.00	172 shares of the Reference Stock or the Cash Value thereof	$0.00

> **Note that you will receive at maturity any accrued and unpaid interest in cash, in addition to either shares of the Reference Stock (or, at our election, the Cash Value thereof) or the principal amount of your note in cash. Also note that if you receive the Physical Delivery Amount, the total value of payment received at maturity shown in the table above includes the value of any fractional shares, which will be paid in cash.

The following examples illustrate how the total value of payments received at maturity set forth in the table above are calculated.

Example 1: The lowest closing price of the Reference Stock during the Monitoring Period was $2.90 but the Final Share Price is $6.00. Because the Final Share Price of $6.00 is greater than the Initial Share Price of $5.80, you will receive a payment at maturity of $1,000 per $1,000 principal amount note.

Example 2: The lowest closing price of the Reference Stock during the Monitoring Period was $2.90 and the Final Share Price is $5.00. Because the Final Share Price of $5.00 is less than the Initial Share Price of $5.80 and the closing price of the Reference Stock declined by more than the Protection Amount on at least one day during the Monitoring Period, you will receive the Physical Delivery Amount of shares of the Reference Stock, or at our election, the Cash Value thereof, at maturity. Because the Final Share Price of the Reference Stock is $5.00, the total value of your final payment at maturity, whether in cash or shares of the Reference Stock, is $862.07.

Example 3: The closing price of the Reference Stock between the Pricing Date and before the Observation Date does not reflect a decline of more than the Protection Amount. However, the closing price of the Reference Stock on the Observation Date is $2.90, a decline of more than the Protection Amount. Because the Final Share Price of $2.90 is less than the Initial Share Price of $5.80 and the Final Share Price has declined by more than the Protection Amount, you will receive the Physical Delivery Amount, or at our election, the Cash Value thereof, at maturity. Because the Final Share Price of the Reference Stock is $2.90, the total value of your final payment at maturity, whether in cash or shares of the Reference Stock, is $500.

Example 4: The Final Share Price of $4.64 is less than the Initial Share Price of $5.80 but does not decline by more than the Protection Amount and the closing price of the Reference Stock does not decline by more than the Protection Amount on any day during the Monitoring Period. Because the closing price of the Reference Stock has not declined by more than the Protection Amount, you will receive a payment at maturity of $1,000 per $1,000 principal amount note, even though the Final Share Price of $4.64 is less than the Initial Share Price of $5.80.

Regardless of the performance of the Reference Stock or the payment you receive at maturity, you will receive interest payments, for each $1,000 principal amount note, in the aggregate amount of $80.00 over the term of the notes. The actual number of shares of the Reference Stock, or the Cash Value thereof, you receive at maturity and the actual Protection Amount applicable to your notes may be more or less than the amounts displayed in this hypothetical and will depend in part on the Initial Share Price. On the Pricing Date, the Initial Share Price was $5.81, and the Protection Amount was $1.16, subject to adjustments.

NYSE Euronext

According to its publicly available filings with the SEC, NYSE Euronext is a holding company created by the combination of NYSE Group, Inc. and Euronext, N.V., which was completed on April 4, 2007. NYSE Euronext operates six cash equities exchanges in five countries and six derivatives exchanges, and is a leading provider of securities listings, trading in cash equities, equity and interest rate derivatives and bonds, and the distribution of market data. The common stock of NYSE Euronext, par value $.01 per share, is listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of NYSE Euronext in the accompanying product supplement no. 34-V. NYSE Euronext's SEC file number is 001-32829.

Historical Information of the Common Stock of NYSE Euronext

NYSE Euronext commenced trading on the NYSE on April 4, 2007. Prior to that date, the common stock of NYSE Group, Inc., one of the predecessors to NYSE Euronext, traded on the NYSE from March 10, 2006 through April 3, 2007. The following graph sets forth the historical performance of NYSE Euronext (or, for periods prior to April 4, 2007, the common stock of NYSE Group, Inc.) based on the weekly closing price (in U.S. dollars) of the common stock of NYSE Euronext or NYSE Group, Inc., as applicable, from March 10, 2006 through June 22, 2007. The closing price of the common stock of NYSE Euronext on June 26, 2007 was $72.82. We obtained the closing prices and other information below from Bloomberg Financial Markets, without independent verification. The closing prices and this other information may be adjusted by Bloomberg Financial Markets for corporate actions such as public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

Since its inception, the price of the common stock of NYSE Euronext or NYSE Group, Inc., as applicable, has experienced significant fluctuations. The historical performance of the common stock of NYSE Euronext or NYSE Group, Inc., as applicable, should not be taken as an indication of future performance, and no assurance can be given as to the closing prices of the common stock of NYSE Euronext during the term of the notes. We cannot give you assurance that the performance of the common stock of NYSE Euronext will result in the return of any of your initial investment. We make no representation as to the amount of dividends, if any, that NYSE Euronext will pay in the future. In any event, as an investor in the notes, you will not be entitled to receive dividends, if any, that may be payable on the common stock of NYSE Euronext.



Examples of Hypothetical Payment at Maturity for a $1,000 Investment in the Notes Linked to the Common Stock of NYSE Euronext

The following table illustrates hypothetical payments at maturity on a $1,000 investment in the notes linked to the common stock of NYSE Euronext, based on a range of hypothetical Final Share Prices of the Reference Stock and assuming that the closing price of the Reference Stock declines in the manner set forth in the column titled "Hypothetical lowest closing price during the Monitoring Period." For this table of hypothetical payments at maturity, we have also assumed the following:

- the Initial Share Price: $73.00
- the Interest Rate: 5.50% (equivalent to 11.00% per annum)
- the Protection Amount: $14.60

Hypothetical lowest closing price during the Monitoring Period	Hypothetical Final Share Price	Payment at Maturity	Total Value of Payment Received at Maturity**
$73.00	$120.00	$1,000.00	$1,000.00
$36.50	$74.00	$1,000.00	$1,000.00
$73.00	$73.00	$1,000.00	$1,000.00
$58.40	$58.40	$1,000.00	$1,000.00
$36.50	$72.00	13 shares of the Reference Stock or the Cash Value thereof	$986.30
$36.50	$36.50	13 shares of the Reference Stock or the Cash Value thereof	$500.00
$10.00	$10.00	13 shares of the Reference Stock or the Cash Value thereof	$136.99
$0.00	$0.00	13 shares of the Reference Stock or the Cash Value thereof	$0.00

> **Note that you will receive at maturity any accrued and unpaid interest in cash, in addition to either shares of the Reference Stock (or, at our election, the Cash Value thereof) or the principal amount of your note in cash. Also note that if you receive the Physical Delivery Amount, the total value of payment received at maturity shown in the table above includes the value of any fractional shares, which will be paid in cash.

The following examples illustrate how the total value of payments received at maturity set forth in the table above are calculated.

Example 1: The lowest closing price of the Reference Stock during the Monitoring Period was $36.50 but the Final Share Price is $74.00. Because the Final Share Price of $74.00 is greater than the Initial Share Price of $73.00, you will receive a payment at maturity of $1,000 per $1,000 principal amount note.

Example 2: The lowest closing price of the Reference Stock during the Monitoring Period was $36.50 and the Final Share Price is $72.00. Because the Final Share Price of $72.00 is less than the Initial Share Price of $73.00 and the closing price of the Reference Stock declined by more than the Protection Amount on at least one day during the Monitoring Period, you will receive the Physical Delivery Amount of shares of the Reference Stock, or at our election, the Cash Value thereof, at maturity. Because the Final Share Price of the Reference Stock is $72.00, the total value of your final payment at maturity, whether in cash or shares of the Reference Stock, is $986.30.

Example 3: The closing price of the Reference Stock between the Pricing Date and before the Observation Date does not reflect a decline of more than the Protection Amount. However, the closing price of the Reference Stock on the Observation Date is $36.50, a decline of more than the Protection Amount. Because the Final Share Price of $36.50 is less than the Initial Share Price of $73.00 and the Final Share Price has declined by more than the Protection Amount, you will receive the Physical Delivery Amount, or at our election, the Cash Value thereof, at maturity. Because the Final Share Price of the Reference Stock is $36.50, the total value of your final payment at maturity, whether in cash or shares of the Reference Stock, is $500.

Example 4: The Final Share Price of $58.40 is less than the Initial Share Price of $73.00 but does not decline by more than the Protection Amount and the closing price of the Reference Stock does not decline by more than the Protection Amount on any day during the Monitoring Period. Because the closing price of the Reference Stock has not declined by more than the Protection Amount, you will receive a payment at maturity of $1,000 per $1,000 principal amount note, even though the Final Share Price of $58.40 is less than the Initial Share Price of $73.00.

Regardless of the performance of the Reference Stock or the payment you receive at maturity, you will receive interest payments, for each $1,000 principal amount note, in the aggregate amount of $55.00 over the term of the notes. The actual number of shares of the Reference Stock, or the Cash Value thereof, you receive at maturity and the actual Protection Amount applicable to your notes may be more or less than the amounts displayed in this hypothetical and will depend in part on the Initial Share Price. On the Pricing Date, the Initial Share Price was $72.82, and the Protection Amount was $14.56, subject to adjustments.

Sun Microsystems, Inc. ("Sun Microsystems")

According to its publicly available filings with the SEC, Sun Microsystems provides network computing infrastructure solutions that include computer systems (hardware and software), data management (hardware and software), support services, professional services and educational services. Sun Microsystem's solutions are based on Sun Microsystems technology innovations such as the Java technology platform, the Solaris Operating System (Solaris OS), Sun Java products and the UltraSPARC microprocessor technology, as well as other widely deployed technologies such as the Linux operating system, Intel Xeon and AMD Opteron microprocessor-based systems. The common stock of Sun Microsystems, par value $.00067 per share, is listed on the NASDAQ Stock Market, which we refer to as the Relevant Exchange for purposes of Sun Microsystems in the accompanying product supplement no. 34-V. Sun Microsystems' SEC file number is 000-15086.

Historical Information of the Common Stock of Sun Microsystems

The following graph sets forth the historical performance of the common stock of Sun Microsystems based on the weekly closing price (in U.S. dollars) of the common stock of Sun Microsystems from January 4, 2002 through June 22, 2007. The closing price of the common stock of Sun Microsystems on June 26, 2007 was $5.01. We obtained the closing prices and other information below from Bloomberg Financial Markets, without independent verification. The closing prices and this other information may be adjusted by Bloomberg Financial Markets for corporate actions such as public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

Since its inception, the price of the common stock of Sun Microsystems has experienced significant fluctuations. The historical performance of the common stock of Sun Microsystems should not be taken as an indication of future performance, and no assurance can be given as to the closing prices of the common stock of Sun Microsystems during the term of the notes. We cannot give you assurance that the performance of the common stock of Sun Microsystems will result in the return of any of your initial investment. We make no representation as to the amount of dividends, if any, that Sun Microsystems will pay in the future. In any event, as an investor in the notes, you will not be entitled to receive dividends, if any, that may be payable on the common stock of Sun Microsystems.



Examples of Hypothetical Payment at Maturity for a $1,000 Investment in the Notes Linked to the Common Stock of Sun Microsystems

The following table illustrates hypothetical payments at maturity on a $1,000 investment in the notes linked to the common stock of Sun Microsystems, based on a range of hypothetical Final Share Prices of the Reference Stock and assuming that the closing price of the Reference Stock declines in the manner set forth in the column titled "Hypothetical lowest closing price during the Monitoring Period." For this table of hypothetical payments at maturity, we have also assumed the following:

- the Initial Share Price: $5.01
- the Interest Rate: 6.00% (equivalent to 12.00% per annum)
- the Protection Amount: $1.00

Hypothetical lowest closing price during the Monitoring Period	Hypothetical Final Share Price	Payment at Maturity	Total Value of Payment Received at Maturity**
$5.01	$15.00	$1,000.00	$1,000.00
$2.50	$6.00	$1,000.00	$1,000.00
$5.01	$5.01	$1,000.00	$1,000.00
$4.01	$4.01	$1,000.00	$1,000.00
$2.50	$4.50	199 shares of the Reference Stock or the Cash Value thereof	$898.20
$2.50	$2.50	199 shares of the Reference Stock or the Cash Value thereof	$499.00
$1.00	$1.00	199 shares of the Reference Stock or the Cash Value thereof	$199.60
$0.00	$0.00	199 shares of the Reference Stock or the Cash Value thereof	$0.00

**Note that you will receive at maturity any accrued and unpaid interest in cash, in addition to either shares of the Reference Stock (or, at our election, the Cash Value thereof) or the principal amount of your note in cash. Also note that if you receive the Physical Delivery Amount, the total value of payment received at maturity shown in the table above includes the value of any fractional shares, which will be paid in cash.

The following examples illustrate how the total value of payments received at maturity set forth in the table above are calculated.

Example 1: The lowest closing price of the Reference Stock during the Monitoring Period was $2.50 but the Final Share Price is $6.00. Because the Final Share Price of $6.00 is greater than the Initial Share Price of $5.01, you will receive a payment at maturity of $1,000 per $1,000 principal amount note.

Example 2: The lowest closing price of the Reference Stock during the Monitoring Period was $2.50 and the Final Share Price is $4.50. Because the Final Share Price of $4.50 is less than the Initial Share Price of $5.01 and the closing price of the Reference Stock declined by more than the Protection Amount on at least one day during the Monitoring Period, you will receive the Physical Delivery Amount of shares of the Reference Stock, or at our election, the Cash Value thereof, at maturity. Because the Final Share Price of the Reference Stock is $4.50, the total value of your final payment at maturity, whether in cash or shares of the Reference Stock, is $898.20.

Example 3: The closing price of the Reference Stock between the Pricing Date and before the Observation Date does not reflect a decline of more than the Protection Amount. However, the closing price of the Reference Stock on the Observation Date is $2.50, a decline of more than the Protection Amount. Because the Final Share Price of $2.50 is less than the Initial Share Price of $5.01 and the Final Share Price has declined by more than the Protection Amount, you will receive the Physical Delivery Amount, or at our election, the Cash Value thereof, at maturity. Because the Final Share Price of the Reference Stock is $2.50, the total value of your final payment at maturity, whether in cash or shares of the Reference Stock, is $499.

Example 4: The Final Share Price of $4.01 is less than the Initial Share Price of $5.01 but does not decline by more than the Protection Amount and the closing price of the Reference Stock does not decline by more than the Protection Amount on any day during the Monitoring Period. Because the closing price of the Reference Stock has not declined by more than the Protection Amount, you will receive a payment at maturity of $1,000 per $1,000 principal amount note, even though the Final Share Price of $4.01 is less than the Initial Share Price of $5.01.

Regardless of the performance of the Reference Stock or the payment you receive at maturity, you will receive interest payments, for each $1,000 principal amount note, in the aggregate amount of $60.00 over the term of the notes. The actual number of shares of the Reference Stock, or the Cash Value thereof, you receive at maturity and the actual Protection Amount applicable to your notes may be more or less than the amounts displayed in this hypothetical and will depend in part on the Initial Share Price. On the Pricing Date, the Initial Share Price was $5.01, and the Protection Amount was $1.00, subject to adjustments.

Yahoo! Inc. ("Yahoo!")

According to its publicly available filings with the SEC, Yahoo! is a leading global Internet brand. Yahoo! provides its advertisers a range of tools and marketing solutions designed to enable businesses to reach its users. Yahoo! provides its users its owned and operated online properties and services, including search engines, online marketplace offerings, information and entertainment services, communications and online community services, and mobile, co-branded broadband, digital home and PC desktop services. The common stock of Yahoo!, par value $.001 per share, is registered under the Exchange Act and is listed on the NASDAQ Stock Market, which we refer to as the Relevant Exchange for purposes of Yahoo! in the accompanying product supplement no. 34-V. Yahoo!'s SEC file number is 000-28018.

Historical Information of the Common Stock of Yahoo!

The following graph sets forth the historical performance of the common stock of Yahoo! based on the weekly closing price (in U.S. dollars) of the common stock of Yahoo! from January 4, 2002 through June 22, 2007. The closing price of the common stock of Yahoo! on June 26, 2007 was $27.71. We obtained the closing prices and other information below from Bloomberg Financial Markets, without independent verification. The closing prices and this other information may be adjusted by Bloomberg Financial Markets for corporate actions such as public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

Since its inception, the price of the common stock of Yahoo! has experienced significant fluctuations. The historical performance of the common stock of Yahoo! should not be taken as an indication of future performance, and no assurance can be given as to the closing prices of the common stock of Yahoo! during the term of the notes. We cannot give you assurance that the performance of the common stock of Yahoo! will result in the return of any of your initial investment. We make no representation as to the amount of dividends, if any, that Yahoo! will pay in the future. In any event, as an investor in the notes, you will not be entitled to receive dividends, if any, that may be payable on the common stock of Yahoo!.



JPMorgan Structured Investments —
Reverse Exchangeable Notes Each Linked to the Common Stock of a Different Single Reference Stock Issuer

PS- 11

Examples of Hypothetical Payment at Maturity for a $1,000 Investment in the Notes Linked to the Common Stock of Yahoo!

The following table illustrates hypothetical payments at maturity on a $1,000 investment in the notes linked to the common stock of Yahoo!, based on a range of hypothetical Final Share Prices of the Reference Stock and assuming that the closing price of the Reference Stock declines in the manner set forth in the column titled "Hypothetical lowest closing price during the Monitoring Period." For this table of hypothetical payments at maturity, we have also assumed the following:

- the Initial Share Price: $27.50
- the Interest Rate: 6.00% (equivalent to 12.00% per annum)
- the Protection Amount: $5.50

Hypothetical lowest closing price during the Monitoring Period	Hypothetical Final Share Price	Payment at Maturity	Total Value of Payment Received at Maturity**
$27.50	$50.00	$1,000.00	$1,000.00
$13.75	$28.00	$1,000.00	$1,000.00
$27.50	$27.50	$1,000.00	$1,000.00
$22.00	$22.00	$1,000.00	$1,000.00
$13.75	$27.00	36 shares of the Reference Stock or the Cash Value thereof	$981.82
$13.75	$13.75	36 shares of the Reference Stock or the Cash Value thereof	$500.00
$5.00	$5.00	36 shares of the Reference Stock or the Cash Value thereof	$181.82
$0.00	$0.00	36 shares of the Reference Stock or the Cash Value thereof	$0.00

**Note that you will receive at maturity any accrued and unpaid interest in cash, in addition to either shares of the Reference Stock (or, at our election, the Cash Value thereof) or the principal amount of your note in cash. Also note that if you receive the Physical Delivery Amount, the total value of payment received at maturity shown in the table above includes the value of any fractional shares, which will be paid in cash.

The following examples illustrate how the total value of payments received at maturity set forth in the table above are calculated.

Example 1: The lowest closing price of the Reference Stock during the Monitoring Period was $13.75 but the Final Share Price is $28.00. Because the Final Share Price of $28.00 is greater than the Initial Share Price of $27.50, you will receive a payment at maturity of $1,000 per $1,000 principal amount note.

Example 2: The lowest closing price of the Reference Stock during the Monitoring Period was $13.75 and the Final Share Price is $27.00. Because the Final Share Price of $27.00 is less than the Initial Share Price of $27.50 and the closing price of the Reference Stock declined by more than the Protection Amount on at least one day during the Monitoring Period, you will receive the Physical Delivery Amount of shares of the Reference Stock, or at our election, the Cash Value thereof, at maturity. Because the Final Share Price of the Reference Stock is $27.00, the total value of your final payment at maturity, whether in cash or shares of the Reference Stock, is $981.82.

Example 3: The closing price of the Reference Stock between the Pricing Date and before the Observation Date does not reflect a decline of more than the Protection Amount. However, the closing price of the Reference Stock on the Observation Date is $13.75, a decline of more than the Protection Amount. Because the Final Share Price of $13.75 is less than the Initial Share Price of $27.50 and the Final Share Price has declined by more than the Protection Amount, you will receive the Physical Delivery Amount, or at our election, the Cash Value thereof, at maturity. Because the Final Share Price of the Reference Stock is $13.75, the total value of your final payment at maturity, whether in cash or shares of the Reference Stock, is $500.

Example 4: The Final Share Price of $22.00 is less than the Initial Share Price of $27.50 but does not decline by more than the Protection Amount and the closing price of the Reference Stock does not decline by more than the Protection Amount on any day during the Monitoring Period. Because the closing price of the Reference Stock has not declined by more than the Protection Amount, you will receive a payment at maturity of $1,000 per $1,000 principal amount note, even though the Final Share Price of $22.00 is less than the Initial Share Price of $27.50.

Regardless of the performance of the Reference Stock or the payment you receive at maturity, you will receive interest payments, for each $1,000 principal amount note, in the aggregate amount of $60.00 over the term of the notes. The actual number of shares of the Reference Stock, or the Cash Value thereof, you receive at maturity and the actual Protection Amount applicable to your notes may be more or less than the amounts displayed in this hypothetical and will depend in part on the Initial Share Price. On the Pricing Date, the Initial Share Price was $27.71, and the Protection Amount was $5.54, subject to adjustments.